Exhibit 99.1

GasLog Ltd. Declares Dividend on Common Shares

Piraeus, Greece, May 6, 2021 — GasLog Ltd. (“GasLog” or “Company”) (NYSE: GLOG) today announced a cash dividend of $0.05 per common share for the first quarter of 2021, payable on May 27, 2021 for all shareholders of record as of May 17, 2021.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 17 (15 on the water and two on order) are owned by GasLog, three have been sold to a subsidiary of Mitsui & Co. Ltd. to CMBFL and ICBC respectively, and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.